Armadio

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Armadio is a direct-to-consumer platform for Italian leather handbags.
We connect worldwide customers with independent italian brands
and sell their products on-line at a fair price.

THE PROBLEM

*90% of the worldwide luxury fashion accessories
are handmade in Italy by local craftsmen.*

These products are only distributed by big fashion brands (such as Chanel, Gucci and Prada)
dominating the luxury market and selling those products at 10 times the cost.
The same Italian manufacturers that produce for big brands also have their own collections
that could be sold 7 times less but are unable to distribute directly abroad.
Customers are searching for high quality products at a fair price.



Amy, 25/45 - New York

Urban / Suburban
Demands quality for reasonable prices
Sophisticated, ethical, curious

She belongs to a new generation of consumers who loves high quality products but are not willing to overpay for the luxury brands

She has a hard time in finding those products on the US market.

ITALIAN BRANDS & ARTISANS



Tommaso Cecchi de Rossi, 42 - Florence

Leather Designer and craftman
Founded his brand 4 years ago after several collaborations with top fashion houses

Luxury brands like Prada and Chanel work with Tommaso for his production quality and leather sourcing

Tommaso has no distribution and wants to sell globally his brand online but lacks of capital and expertise.

THE SOLUTION

We created Armadio
to bring the products of those Italian designers
directly to the US consumers

Unlike global Luxury brands, our Direct-to-Consumer model
allows us to sell those products for a fraction of the price
still retaining a 60% margin at a much higher quality standard.

THE ARMADIO MODEL



	Original cost	Middle men	Brand markup	Shipping & Import dues	Retailer markup	Final price to the customer
HERMÈS GUCCI LOUIS VUITTON	$140	$168	$804	$50	$2190	$3352
Armadio	$120			$50	$380	$550

THE SOLUTION











PHASE 1 - PROVIDING TRACTION



Since we launched Armadio in April 2016 we focussed on growth
generating revenue for over $400k in the first 6 months with a 90% monthly growth rate.

PHASE 2 - RETOOLING

Armadio

From January to October '17 we focussed on content strategy and brand positioning

The Goal for this phase was

Creating a destination website able to attract and retain organic traffic and establish Armadio as a brand in the Fashion Industry

PHASE 2 - REBRANDING

New CMS / E-commerce platform

New Website and UX/UI interface

New Logistic Fulfillment Service

New Packaging and Customer Experience

Introduction of Stories

New Content Production (Photo and Video)

Creation of proprietary Magazine (IWK)

Expanded current collection with 150+ Sku's

Introduction of 6 New Brands to our catalog

Expanded NYC Team

PHASE 2 - REBRANDING


Armadio
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Hand made in Pescia
by Tommaso
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Armadio




Augustina
Made in Florence
Schonberg
Ghibli
Made in Florence
Schonberg
Andante
Made in Florence
Schonberg
Andante
Made in Florence
Schonberg
Adora
Made in Florence
Caterina Lucchi
Andante
Made in Florence
Schonberg
Andante
Made in Florence
Schonberg
Adora
Made in Florence


Armadio
Armadio


Armadio
Armadio
Armadio

WHAT'S NEXT ON ARMADIO

We plan to introduce new product categories.

Perfumes



The Perfume and Personal Essence industry has some of the strongest customer retention in the luxury business.
The Italian "Maestri Profumieri" create seasonal essences that do not find space in large scale retailers.

Cashmere



Although Italy is known for its leather and century old tanneries, Cashmere is an iconic textile that Italian mills have been manufacturing for decades.
This luxurious wool is often mass produced with low quality standards. Customers are looking for great Cashmere at a fair price.

EXECUTIVE TEAM



Matteo Mattia Gemignani

Chief Executive Officer

Serial Entrepreneur, 7 years as CEO. Former corporate lawyer with 10 yeras experience in business strategy and management.



Loris Pignoletti

Art Director

15 years experience in Identity and Creative Direction. Founder of Handstone & Partners, Raixe, Union.



Jamie Driver

Chief Marketing Officer

Founded Morpheus Media and sold it to Publicis with 100+ employees - 17 years experience with top clients such as net-a-porter, Mr-porter, LVMH group, Armani, Bottega Veneta, Calvin Klein, Rebecca Minkoff, Prada



Tanya Aschehoug

Social Media Content Manager

Expert in social media, influencers and creative for brands such as NordstromRack, Spring, Feels, The Style Line

Panasonic

LACOSTE

Calvin Klein

LVMH
MOËT HENNESSY • LOUIS VUITTON

YOOX

NORDSTROM rack

ADVISORY BOARD



Enrico Mambelli

Fashion Industry Expert & Business Development

25+ years experience as CEO of Diadora, CEO of Ferré, MD of Cerruti, American express, Drexcode



Michela Piva

Fashion Industry Expert & US Customer Expert

25+ years experience as CEO of Ferré, US CEO of Monclear, spending 13 years in the US market.



Maud Pasturaud

Growth senior expert. Mobile e-commerce and growth hacking expert

10 years experience with top fashion e-commerce companies such as Gilt, Spring, Secret, Voyage Privee.



Luca Rancilio

Financial advisor and Industrial operation expert

Directed family owned Global Espresso Machine Company. Exited the business to found Rancilio Cube Family Office. Current investor in Lyft, Armadio and many more.



Sebastiano Moschini

Fashion Industry Expert

SVP at Loro Piana, New York. Over 15 years of experience working in the Textile and Apparel Industry.

THANK YOU

NEW YORK

106 32nd Street
New York, 10001 - NY

MILANO

Via Montenapoleone 22
Milano, 20121 - IT

mmg@armadio.com

WWW.ARMADIO.COM

PRESS

From Italy with love

15 NOVEMBRE 2017


Armadio

L'etailer Armadio punta a valorizzare le eccellenze nazionali nel campo della pelletteria offrendo un palcoscenico globale.

Entrare in una boutique artigianale attraverso un click. La piattaforma online Armadio connette i client finali con brand indipendenti italiani e artigiani specializzati in pelletteria. Il sito è l'indirizzo giusto per i consumatori alla ricerca di marchi nuovi che preferiscono scoprire griffe inedite anziché acquistare brand affermati. Armadio.com parte dall'assunto che il 90% degli accessori di lusso viene prodotto a mano in Italia. Perciò, l'etailer vuole dare visibilità al panorama nazionale che, oltre a fornire le realtà del lusso, sviluppa un mercato basato sul made to order. All'interno della piattaforma sono presenti contenuti multimediali volti a valorizzare suggestivi territori nostrani come Pietrasanta e Lucca, esplorando luoghi e spazi da cui provengono alcuni dei brand presenti. I fondatori Matteo Mattia

Pambianco - Italy

(Link to article)

PRESS



Where To Find Designer-Quality Bags & Shoes At A Steep Discount

[Refinery 29](#)

[(Link to article)](#)



THE CUT
Meet Your Next Minimalist Bag Obsession

[The New York Mag](#)

[(Link to article)](#)



This New Italian E-Commerce Site Is Taking on the Luxury Fashion Industry

[Style Caster](#)

[(Link to article)](#)

PRESS



VAMP

NEW YORK SHOE EXPO | MAY 31-JUNE 2

Armadio Launches *Direct-to-Consumer* Service for Luxury Italian Goods

APRIL 7, 2016 *by* MATT VITONE

Italian upstart Armadio is hoping to snatch luxury consumers away from the big fashion houses with a new direct-to-consumer service that promises quality Italian leather goods for 70 percent off retail price.

Launching for Spring '16, the new e-commerce platform will offer hand-crafted Italian leather apparel and accessories like bags, shoes, and jackets in limited runs that will refresh regularly with new colors and inventory. Behind each item comes the story of the artisan who handcrafted the product, including a photo and details on the other mainstream brands the craftsman has also created for that season.

Armadio works closely with the same Italian artisans who supply the big fashion houses like Chanel, Gucci and Prada. While leather craftsman in Italy are revered as among the best in the world, prior to Armadio these local craftsmen had no access to distribution beyond Italy for their personal brands. They were instead forced to work exclusively for the big houses, who control the market and overprice items they create to make them more exclusive and less accessible. Armadio has now given these craftsmen an online distribution channel for their designs without any middlemen or retail markup.



les assorties'

HOME | DESIGNER RADAR | FASHION TALKS | BUSINESS OF BLOGGING | FEATURED IN | ARCHIVES | INFO

ARMADIO: UNDISCOVERED ITALIAN LUXURY REVEALED

May 3, 2016 · by Alexandra Zografou · in INTERVIEWS

Armadio is a newly-launched New York-city based marketplace carrying handpicked leather products exclusively crafted from Tuscany's finest craftsmen in the very same workshops where leather goods from megabrands like Prada, Gucci, Max Mara and Brunello Cucinelli are manufactured. Founded by three entrepreneurs from Tuscany, Matteo Mattia Gemignani, Matteo Gamberale and Pierluca Martella, Armadio partners with local manufacturers cutting out the middlemen and retail mark-up to bring their products to the international market at up to 70% less than their actual retail price. Their range of products – bags, small leather goods, shoes, a dress and a jacket – is available at fair prices, with the "Adora" bag already becoming a best-seller. We caught up with the founders to discuss launching their startup, Italian craftsmanship, and their future plans for Armadio.

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E-COMMERCE IS CHANGING EVERYTHING (EVEN HANDMADE ITALIAN LEATHER)

28 JUN

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Quality Italian leather is extraordinarily rare and extremely expensive—an assertion one IVY member seeks to debunk with his new fashion line, Armadio.

Fashion is changing. With e-commerce, it's more possible than ever before for new start-up brands to emerge in the market. (Think Bonobos.) In a sea of high-price alternatives like Hermès or Michael Kors, IVY member Matteo Mattia Gemignani sees an opening for handmade quality Italian leather, sourced directly from artisans at lower price points.

"Being born in Tuscany and most of my friends being in the leather business for decades," says Matteo, "I am aware of the real cost of Italian leather goods as well as the inability of these craftsmen to distribute their own products abroad."

Matteo sat down with IVY Magazine to talk about launching his line

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